Room 4561

January 31, 2008

Martin Wade, III
Chairman and Chief Executive Officer
Broadcaster, Inc.
9201 Oakdale Avenue, Suite 200
Chatsworth, CA 91311

      Re: **Broadcaster, Inc.**
           Revised Preliminary Information Statement on Schedule 14C
           Filed January 28, 2008
           File No. 0-15949

Dear Mr. Wade:

      We have reviewed your filing and have the following comments

<u>General</u>

1.   Please add disclosure regarding any meeting of your board of directors that may have occurred on November 27, 2007, at which the participants continued to discuss the shut down of the company's business operations. Include all material developments in your disclosure, including any resolutions adopted by the board at this meeting and whether management implemented those resolutions. Please also add disclosure regarding any meeting of your board of directors that may have occurred on October 22, 2007, at which formal discussions relating to the winding down of your business may have commenced.

2.   We understand from your disclosure that the board of directors resolved that management execute and deliver a letter of intent to JamNow regarding a major business combination. We also understand that, at a later point, management withdraw the letter of intent prior to execution by JamNow. Please disclose whether any shareholder advised management not to pursue this transaction, and whether management followed these instructions without further direction from your board of directors. Please disclose, if true, that this was the motivating factor for management's withdrawal of the letter of intent. In any event, please tell us your analysis as to the authority of management to act in this way.

3.   Please disclose the following with respect to the process of appointing independent counsel to review your related person transactions:

- The names of the persons on the audit committee, including Mr. Goodman and Dr. Orza, the two independent directors subject to removal;
- The authority under which Mr. Berman operated to appoint independent counsel without apparent consultation with any other member of the audit committee or any other director;
- The name and qualifications of the counsel chosen by Mr. Berman, and the nature of any pre-existing relationship which this counsel might have had with the company or any affiliates of the company, in particular Mr. Nolan Quan, the individual whose transactions are the subject of the independent review;
- The reason why separate independent counsel was appointed by Mr. Goodman and Dr. Orza on January 15, 2008; and
- The identity of the independent counsel who is currently authorized on behalf of the company to conduct the investigation.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503. If you thereafter have further questions, you may contact Mark P. Shuman, Branch Chief-Legal, at (202) 551-3462.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (516) 222-0948
       Leslie Marlow, Esq.
       Lehman & Eilen LLP